Celldonate Inc.
1111 Alberni Street, Suite 3606
Vancouver, British Columbia V6E 4V2
(604) 899-2772

October 16, 2009

Via EDGAR & Facsimile

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Jay H. Knight

Dear Mr. Knight:

Re:       Celldonate Inc.
Registration Statement on Form S-1/A
Filed:  October 1, 2009
File No. 333-159300

I am the President and Chief Executive Officer of Celldonate Inc. (the “Company”) and write this letter on its behalf.  At this time the Company respectfully applies for an acceleration of the effective date of its amended Registration Statement for Tuesday, October 20, 2009 at 5:00 PM EST.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company, and in connection with the acceleration request it also acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any additional information.

Yours truly,

/s/ David Strebinger
David Strebinger
President and Chief Executive Officer